Everest
155 N. Lake Ave., #1000
Pasadena, CA 91101
Tel: (626) 585-5920
Fax: (626) 585-5929



December 30, 2003


TO HOLDERS OF ORIGINAL UNITS OF
INCOME GROWTH PARTNERS, LTD. X

     Re: Offer to Purchase Original Units for $1,200 Per Unit

Dear Unit Holder:

     You have until January 9, 2004, to respond to our OFFER TO PURCHASE up to 700 Original Units of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership") at a cash purchase price of $1,200 per Original Unit, without interest, less the amount of distributions made to you after the date of the Offer. No transfer fees will be deducted.

     You should have received a Recommendation Statement (Schedule 14D-9) from the General Partner, which states:

     o There is no assurance that the Partnership's properties will be sold at the projected sales price of $63.6 million, or that the properties will be sold at all. The purchase and sale agreements for the properties are still subject to cancellation by the buyers.

     o Even if the properties are sold as currently contemplated, no distributions of proceeds are expected before May-June 2004; and final distributions, if any, are not planned to occur until mid-2005 or later.

          Please also consider:

     o Everest intends to submit all transfer documents to the Partnership by January 15, 2004. The Partnership's limited partnership agreement provides that selling limited partners would therefore get a transfer date of January 1, 2004, allowing the Partnership to provide selling limited partners with a Final Schedule K-1 for the 2003 tax year. If you wait for the Partnership to liquidate and terminate, you may not receive a final Schedule K-1 until 2006 (for 2005) or later.

     o Unit Holders who hold Units in custodial accounts (e.g., IRA's) may save annual custodian fees for two or more years by selling their Units now rather than wait for the Partnership to liquidate and terminate.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form enclosed) in the envelope provided.

     The Offer is now scheduled to expire on January 9, 2004. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                      Very truly yours,

                                      EVEREST MANAGEMENT, LLC